UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

(Amendment No. 2)

NutriSystem, Inc.

(Name of Subject Company (Issuer))

COMMON STOCK

(Title of Class of Securities)

67069D 10 8

(CUSIP Number of Class of Securities)

NewSpring Ventures, L.P.

500 North Gulph Road, Suite 500

King of Prussia, PA 19406

Attn: Michael A. DiPiano

Managing Partner

(Name, address and telephone number of person authorized to receive notices and communications)

With a copy to:

A. John May III, Esquire

Pepper Hamilton LLP

400 Berwyn Park

899 Cassatt Road

Berwyn, Pennsylvania 19312-1183

Telephone: (610) 640-7800

May 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 67069D 10 8	13D	Page 2 of 5

1

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            NewSpring Ventures, L.P. (23-3014041)

            Progress Capital II, L.P. (23-3014896)

            Progress Capital II, Inc. (23-3014949)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,409,055 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 4,459,055 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,459,055
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 67069D 10 8	13D	Page 3 of 5

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed on December 20, 2002, as amended by Amendment No. 1 to Schedule 13D filed on May 21, 2004. The Schedule 13D is hereby amended and supplemented as follows:

Item 1. Security and Issuer

Common stock, par value $0.001 per share of NutriSystem, Inc. (the “Company”) having its principal offices at 200 Welsh Road, Horsham, PA 19044.

Item 2. Identity and Background

(a)	Name: NewSpring Ventures, L.P., a Delaware limited partnership, is the direct beneficial holder of the shares, except as otherwise disclosed herein, and is hereinafter referred to as “NewSpring.” Progress Capital II, L.P., a Delaware limited partnership, is the general partner of NewSpring, and its general partner is Progress Capital II, Inc., a Delaware corporation.

The officers of Progress Capital II, Inc. are Michael A. DiPiano (CEO), Marc R. Lederman, Brian G. Murphy and Jonathan Schwartz (the “Reporting Person Officers”). The directors of Progress Capital II, Inc. are Michael A. DiPiano, Wayne Kimmel, Brian G. Murphy, W. Kirk Wycoff and Ian J. Berg. Neither NewSpring nor Progress Capital II, L.P. has any officers or directors.

(b)	Residence or business address: The Business Address for each of NewSpring, Progress Capital II, L.P., and Progress Capital II, Inc. is 500 North Gulph Rd, Suite 500, King of Prussia, PA 19406

(c)	Present principal business and address:

NewSpring is a venture capital fund. Progress Capital II, L.P. is the general partner of NewSpring. Progress Capital II, Inc. is the general partner of Progress Capital II, L.P. and manages the business and affairs of Progress Capital II, L.P. and NewSpring.

Michael A. DiPiano is the CEO and a director of Progress Capital II, Inc. He is also a director of NutriSystem, Inc. Marc R. Lederman and Brian G. Murphy are Partners in NewSpring and officers of Progress Capital II, Inc. Brian G. Murphy is also a director of Progress Capital II, Inc.

(d)	During the last five years, none of NewSpring, Progress Capital II, L.P., Progress Capital II, Inc., nor any of the officers or directors of the foregoing has been convicted in a criminal proceeding.

(e)	During the last five years, none of NewSpring, Progress Capital II, L.P., Progress Capital II, Inc., nor any of the officers or directors of the foregoing has been a party to a civil proceeding the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

CUSIP NO. 67069D 10 8	13D	Page 4 of 5

(f)	Each of the officers and directors of Progress Capital II, Inc. is a United States citizen.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated to read in its entirety as follows:

(a-b)	The table below sets forth the aggregate number of shares of Common Stock and the percentage of the Company’s outstanding Common Stock beneficially owned by the Reporting Persons.

	Beneficial Ownership
	Number of Shares		Percentage of Total (1)
NewSpring Ventures, L.P. (2)	4,459,055	(3)	14%

(1)	Calculations based upon 31,832,860 shares outstanding.

(2)	Progress Capital II, L.P., as the general partner of NewSpring, and Progress Capital II, Inc., as the general partner of Progress Capital II, L.P., may also be deemed to have beneficial ownership of such shares.

(3)	Includes options to acquire 50,000 shares of the Company’s Common Stock at an exercise price of $.73 per share, which options were granted to Mr. Michael A. DiPiano for his service on the Company’s Board of Directors. Mr. DiPiano has agreed to exercise these options if and when directed by NewSpring, at NewSpring’s expense, and to contribute any shares acquired upon exercise of these options to NewSpring. NewSpring has the sole power to vote and dispose the 4,409,055 shares of Common Stock actually issued to NewSpring.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Company has filed a Form S-3 for the registration and offer of 5,027,500 shares of the Company’s common stock, 1,750,000 of which shares of common stock are held by NewSpring. Thomas Weisel Partners LLC, Legg Mason Wood Walker, Incorporated, The Seidler Companies Incorporated and Avondale Partners, LLC are acting as representatives of the underwriters in the proposed offering. Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters have agreed to purchase collectively all of the shares of common stock being offered.

CUSIP NO. 67069D 10 8	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: May 31, 2005	NEWSPRING VENTURES, L.P.

	By:	Progress Capital II, L.P., its General Partner

		By:	Progress Capital II, Inc., its General Partner

/s/ Marc R. Lederman
		Name:	Marc R. Lederman
COO and Secretary

Dated: May 31, 2005	PROGRESS CAPITAL II, L.P.

		By:	Progress Capital II, Inc., its General Partner

/s/ Marc R. Lederman
		Name:	Marc R. Lederman
COO and Secretary
Dated: May 31, 2005	PROGRESS CAPITAL II, INC.

/s/ Marc R. Lederman
		Name:	Marc R. Lederman
COO and Secretary